Mail Stop 6010


	June 28, 2005

H.S. Hartley
Chief Executive Officer
JMG Exploration, Inc.
180 South Lake Avenue, 7th Floor
Pasadena, CA  91101

Re:	JMG Exploration, Inc.
	Amendment No. 2 to the Registration Statement on Form SB-2
	File No. 333-120082

Dear Mr. Hartley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Management`s Discussion and Analysis or Plan of Operation, page 14

Contractual Obligations and Commitments, pages 19-20

1. Please revise your contractual obligation disclosure to include a discussion of the Exploration and Development agreement discussed on page F-15 of the notes to the financial statements.

Underwriting, page 45

2. We note your response to comment 12 and your statement that you revised your disclosure as set forth in your response letter to us.
It does not appear you have provided this disclosure in your filing.
Please explain or revise your disclosure accordingly.

Notes to Financial Statements

7. Related Party Transactions, page F-14

3. It appears that your discussion of unpaid related party payables does not agree to the balance sheet. As such, please revise your disclosure to ensure that all material related party transactions are discussed.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Tabatha Akins, Staff Accountant at (202)
551-
3658 or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact Song P. Brandon, Staff Attorney at (202) 551-3621, John Krug, Senior Attorney at (202) 551-3862,
or
me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
									Assistant Director


cc:  	Gary A. Agron, Esq.
	Law Office of Gary A. Agron
	5445 DTC Parkway, Suite 520
	Englewood, Colorado  80111

	Jeffrey M. Knetsch, Esq.
	Brownstein Hyatt & Farber, P.C.
	410 17th Street, 22nd Floor
	Denver, CO  80202
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